UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Rule                Arthur                    Richards
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   (Last)               (First)                 (Middle)
   c/o Global Resource Investments Ltd.
   7770 El Camino Real
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                                    (Street)

   Carlsbad                CA                   92009
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Vista Gold Corp. (VGZ)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

   N/A
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4. Statement for Month/Day/Year

   September 19, 2002
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by One Reporting Person
   |X|  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                      5.             6.
                                                      4.                              Amount of      Owner-
                                                      Securities Acquired (A) or      Securities     ship
                                         3.           Disposed of (D)                 Beneficially   Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                           2.            Code         ----------------------------    ing Reported   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Shares              9/19/02(1)     C              1,122,807     A     (1)      1,122,807         I         *
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                                                                                        296,296         I         **
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

*   By Exploration Capital Partners 2000 Limited Partnership ("Exploration
    Capital")

**  By Global Resource Investments Ltd. ("Global Resource")

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                Page 1 of 3 pages

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                         9.
                                                                                                         Number
                                                                                                         of         10.
                                                                                                         deriv-     Owner-
                                                                                                         ative      ship
                 2.                                                                                      Secur-     Form of
                 Conver-                      5.                              7.                         ities      Deriv-   11.
                 sion                         Number of                       Title and Amount           Bene-      ative    Nature
                 or                           Derivative    6.                of Underlying     8.       ficially   Secur-   of
                 Exer-               4.       Securities    Date              Securities        Price    Owned      ity:     In-
                 cise       3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-    Direct   direct
                 Price      Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   ing        (D) or   Bene-
1.               of         action   Code     of(D)         (Month/Day/Year)            Amount  ative    Reported   In-      ficial
Title of         Deriv-     Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-     direct   Owner-
Derivative       ative      (Month/  8)       4 and 5)      Date     Expira-            Number  ity      action(s)  (I)      ship
Security         Secur-     Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)       ity        Year)    Code   V    (A) (D)    cisable  Date     Title     Shares  5)       4)         4)       4)
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
                                                                             Common
Debentures       $1.026(1)  9/19/02(1)  C            (1)    Immed.  3/18/07  Shares   2,245,614         -0-         I         *
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Warrants                                                                     Common
(right to buy)   $1.50      9/19/02(1)  C        (1)        Immed.  3/18/07  Shares   1,122,807  (1)    1,122,807   I         *
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Warrants                                                                     Common
(right to buy)   $1.50                                      Immed.  3/18/07  Shares                       216,296   I         **
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
*   By Exploration Capital

**  By Global Resource

Explanation of Responses:

(1) On September 19, 2002, the SEC declared effective a registration statement covering resale by selling security holders of Issuer common shares. The shares covered include shares issuable upon conversion of debentures and exercise of warrants (including warrants to be issued upon conversion of debentures). As a consequence, the $1,152,000 principal amount of convertible debentures held by Exploration Capital were automatically converted, pursuant to their terms, into 1,122,807 debenture units at a price of $1.026 per debenture unit. Each debenture unit consists of one common share and one 5-year warrant entitling the holder to purchase one common share at a price of $1.50.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


   /s/ Arthur Richards Rule                                  October 3, 2002
---------------------------------------------            -----------------------
       Arthur Richards Rule                                        Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                Page 2 of 3 pages

                             Joint Filer Information

Name:                      Rule Family Trust u/d/t 12/17/98

Address:                   c/o Global Resource Investments Ltd.
                           7770 El Camino Real
                           Carlsbad, CA 92009

Designated Filer:          Arthur Richards Rule

Issuer and Ticker
   Symbol:                 Vista Gold Corp. (VGZ)

Date of Event
Requiring Statement:       9/19/02

Signature:                 Rule Family Trust u/d/t 12/17/98


                           By:   /s/ Arthur Richards Rule
                                 -------------------------------------
                                 Arthur Richards Rule, Trustee


Additional Explanation of Responses:

Rule Family Trust is a revocable trust established by the Reporting Person.


                                Page 3 of 3 pages